Osage Exploration and Development, Inc.

November 19, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance

VIA EDGAR

Re:	Osage Exploration and Development, Inc.
Amendment No. 2 to Registration Statement on Form 10-SB
Filed October 15, 2007
File No. 0-52718

Form 10-QSB for the quarter ended June 30, 2007
Filed July 30, 2007
File No. 0-52718

Dear Ms. Levy:

Enclosed please find our response to the above filings to your comments dated November 9, 2007.

1.
We have revised our document to reflect that the agreement with Esso Oil was oral and never reduced to writing and the risks that could potentially result from that situation. We have also disclosed that the potential exposure to the Company is approximately $17,941 through September 30, 2007. With regard to the Hansford property, we have revised our disclosure, and included as Exhibit 10.8.2, a letter from Mr. Volk indicating that the original agreement was indeed for the benefit of the Company and not him as an individual and that he has never had any title to the property or any ownership and/or rights with respect to the property.

2.	We have revised the disclosures under Changes in Control and Certain Relationships and Related Transactions to be consistent with the disclosures in Notes Receivable.

Regards,

_______________________
Kim Bradford
President and CEO

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222